Exhibit 99.1

AuRico Reports Second Quarter Financial Results

Toronto: August 13, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) reports financial results for the three and six months ended June 30, 2012. All amounts are in U.S. dollars. The Company will host a conference call on Monday, August 13, 2012 beginning at 10:00 a.m. Eastern Time.

Second Quarter Financial Highlights

For the second quarter, the Company reported the following results, inclusive of discontinued operations unless otherwise noted:

  Revenues of $113.7 million.

  Earnings from mining operations of $21. 2 million.

  Adjusted net earnings(1) of $21.5 million, or $0.08 per share.

  Cash position of $56.0 million, prior to cash proceeds of $100 million, equity shares of $100 million, and future contingency payments relating to the divestiture of the El Cubo mine and Guadalupe y Calvo exploration property on July 13, 2012.

  Operating cash flow (after changes in working capital) of $14.2 million, or $0.05 per share.

  Consolidated production of 55,828 gold ounces and 1.1 million silver ounces, or 75,667 gold equivalent ounces using the actual gold equivalency ratio of 56:1 realized in the quarter.

  Consolidated cash costs of $698 per gold equivalent ounce (realized)(1), prior to a net realizable value adjustment on the Ocampo ore- in-process heap leach inventory. Inclusive of the net realizable adjustment, cash costs were $822 per gold equivalent ounce (realized).

  Cash costs from continuing operations of $488 per gold equivalent ounce (realized)(1), prior to a net realizable value adjustment on the Ocampo ore- in-process heap leach inventory. Inclusive of the net realizable adjustment, cash costs were $661 per gold equivalent ounce (realized).

  As pre-stripping activities are predominately completed at Ocampo’s Picacho open pit, mining activities have been accessing the lower grade halo of the ore body with grades expected to slowly increase over the next four quarters as mining activities move closer to the higher grade core of the pit.

  The costs of mining activities charged to the Ocampo low grade ores added to the leach pad (open pit mining and processing costs, including applicable overhead, depreciation and amortization), combined with the 16% decrease in spot silver prices, were not expected to be fully recoverable at the end of the second quarter.

  This resulted in a non-cash flow inventory valuation adjustment of $14.4 million to revalue this inventory at its estimated net realizable value. Should metal prices appreciate in the immediate future, a portion of this non- cash adjustment could be reversed. Conversely, should metal prices decline further or should there be a delay in accessing higher grade ores in the open pit, there is a potential for further net realizable value adjustments.

  Average realized margin from continuing operations of $942 per ounce, or 59%.

(1)	See the table at the end of this press release for a reconciliation of adjusted net earnings and refer to the discussion of Non- GAAP measures below.

“During the quarter, we have continued to deliver on our strategic plan, advancing the Young-Davidson mine towards commercial production, aggressively addressing the Ocampo underground ore inventory and streamlining our asset base through the divestiture of the high-cost, non-core operations.” said René Marion, Chief Executive Officer. He continued, “Our exclusive focus is now on our three North American-based low-cost, producing assets and on achieving commercial production at Young-Davidson at the end of the month.”

Second Quarter Highlights

	Quarter Ended June 30, 2012(1)	Quarter Ended June 30, 2011(1)	Six Months Ended June 30, 2012(1)	Six Months Ended June 30, 2011(1)
Revenue from mining operations	$113,651	$112,904	$290,988	$183,217
Average realized gold price per ounce	$1,616	$1,509	$1,667	$1,463
Average realized silver price per ounce	$29.07	$38.36	$31.22	$35.56
Earnings from operations	$21,235	$43,809	$62,004	$67,361
Net earnings from continuing operations	$14,947	$28,859	$20,339	$48,433
Net earnings / (loss) from discontinued operations	$7,137	($4,336)	$3,098	($12,124)
Total net earnings	$22,084	$24,523	$23,437	$36,309
Net earnings per share from continuing operations, basic	$0.05	$0.17	$0.07	$0.32
Net earnings / (loss) per share from discontinued operations, basic	$0.03	($ 0.02)	$0.01	($0.08)
Total net earnings per share, basic	$0.08	$0.15	$0.08	$0.24
Adjusted net earnings(2)	$21,510	$36,484	$78,503	$56,649
Adjusted net earnings per share	$0.08	$0.22	$0.28	$0.37
Total operating cash flow	$14,188	$54,413	$79,361	$88,034
Total net free cash flow	($139,186)	$20,096	($239,623)	$26,029
(1)	The information in this table includes the results of both continuing and discontinued operations, except where indicated.
(2)	See the table at the end of this press release for a reconciliation of adjusted net earnings and refer to the discussion of Non -GAAP measures below.

Operational Results – Core Assets

Three months ended June 30, 2012	Ocampo	El Chanate	Young- Davidson(5)	Q2 2012	Q2 2011
Gold eq. oz. produced (realized)(1)	37,579	17,882	11,950	67,411	74,439
Gold eq. oz. sold (realized)(1)	33,548	16,504	5,209	55,261	73,998
Cash costs per gold eq. oz. (realized)(1)(3)(4)	$515	$433	-	$488	$372
Net realizable value adjustment per gold eq. oz.(1)(3)	$259	-	-	$173	-
Total cash costs per gold eq. oz. (realized)(1)(3)	$774	$433	-	$661	$372
Margins per gold eq. oz. (realized)	$824	$1,177	-	$942	$1,137
Gold eq. oz. produced (55:1)(2)	37,531	17,882	11,950	67,363	65,722
Gold eq. oz. sold (55:1)(2)	33,543	16,504	5,209	55,256	65,419
Cash costs per gold eq. oz. (55:1)(2)(3)(4)	$515	$433	-	$488	$420
Net realizable value adjustment per gold eq. oz.(1)(3)	$259	-	-	$173	-
Total cash costs per gold eq. oz. (55:1)(2)(3)	$774	$433	-	$661	$420
Margins per gold eq. oz. (55:1)	$824	$1,177	-	$942	$1,089
(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long- term gold equivalency ratio of 55:1.
(3)	Cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit. Refer to the discussion of Non -GAAP measures below.
(4)	Prior to the net realizable value adjustment recorded on ore-in-process heap leach inventory at the Ocampo mine during the quarter.
(5)	The Young-Davidson mine has not yet declared commercial production, and therefore, has not yet reported cash costs.

Six months ended June 30, 2012	Ocampo	El Chanate	Young- Davidson(5)	Q2 2012	Q2 2011
Gold eq. oz. produced (realized)(1)	76,956	36,975	11,950	125,881	124,293
Gold eq. oz. sold (realized)(1)	68,881	35,165	5,209	109,255	124,679
Cash costs per gold eq. oz. (realized)(1)(3)(4)	$526	$420	-	$490	$376
Net realizable value adjustment per gold eq. oz.(1)(3)	$126	-	-	$84	-
Total cash costs per gold eq. oz. (realized)(1)(3)	$652	$420	-	$574	$376
Margins per gold eq. oz. (realized)	$996	$1,250	-	$1,085	$1,087
Gold eq. oz. produced (55:1)(2)	75,841	36,975	11,950	124,766	110,425
Gold eq. oz. sold (55:1)(2)	67,858	35,165	5,209	108,232	110,728
Cash costs per gold eq. oz. (55:1)(2)(3)(4)	$534	$420	-	$495	$423
Net realizable value adjustment per gold eq. oz.(1)(3)	$128	-	-	$85	-
Total cash costs per gold eq. oz. (55:1)(2)(3)	$662	$420	-	$580	$423
Margins per gold eq. oz. (55:1)	$986	$1,250	-	$1,079	$1,040
(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
(3)	Cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit. Refer to the discussion of Non- GAAP measures below.
(4)	Prior to the net realizable value adjustment recorded on ore-in-process heap leach inventory at the Ocampo mine during the second quarter of 2012.
(5)	The Young-Davidson mine has not yet declared commercial production, and therefore, has not yet reported cash costs.

Young-Davidson

  The Young-Davidson mine continues to advance to commercial production with the operation currently operating at, or above, required commissioning threshold levels(1) as indicated in the table below. The Company anticipates declaring commercial production at the end of August 2012.
	April 2012	May 2012	June 2012
Open Pit (tpd)	27,137	27,151	32,311
Mill throughput (tpd)	2,670	4,075	6,163
Mill grade (g/t)	0.73	1.05	1.40
Recoveries (%)	60%	82%	88%
Production (gold ounces)	1,170	3,489	7,291
Mill Availability (%)	57%	66%	95%
(1)	Commercial production can be declared once mill throughput averages a minimum of 5,100 tonnes per day and the open pit averages 29,750 tonnes per day of ore and waste mining, both over a 30-day period as well as commissioning of the flotation and gravity circuits.

  Mechanical commissioning of the flotation and gravity circuits is complete and process commissioning is ongoing.

  The Company has established a separate 178,000 tonne high- grade stockpile at grades of approximately 1.52 g/t that is in addition to the over one million tonne stockpile.

  Production from the underground mine is expected to begin in the fourth quarter, with expected grade of approximately 3.5 grams per tonne gold. A production drilling contract has been awarded and the contractor is currently mobilized on site.

  Commissioning of the primary crusher as well as the conveyor system and ore bins is complete, which will optimize the introduction of mill feed into the mill circuit and allows site management to test maximum throughput rates and eliminate re-handling costs.

  Raiseboring of the second leg (450 metres) of the Northgate shaft is expected to begin in August 2012 and reach a targeted vertical depth of 890 metres (9440 level), with a final target of 1,500 vertical metres.

  EPCM work has been completed and construction crews have largely demobilized from site.

  On June 5, 2012 the Young-Davidson mine reported 2 million hours without a lost time injury.

Ocampo

  Production in the quarter was negatively impacted by the unusually high turnover of skilled labour that significantly reduced underground ore development at the Northeast underground mine. In response, the Company has launched the following initiatives:

  An aggressive recruiting campaign is progressing well with more than 90% of the open positions filled and training programs well advanced.

  Two underground contractors have been engaged to support an accelerated underground development program and will be mobilized in mid-August and early September. The contractors will focus on ore development in the northwest and southwest portions of the main Northeast underground mine.

  During the quarter, the underground averaged 1,623 tonnes per day at 5.38 g/t.

  During the quarter the open pits averaged approximately 102,001 tonnes per day. Planned mining rates are expected to reduce to approximately 80,000 tonnes per day as the 2012 pre-stripping program is largely complete. As a result, six open pit trucks utilized in the pre-stripping programs have been idled.

  The mill facility reported an average of 3,198 tonnes per day, consistent with throughput in previous quarters and with gold and silver recoveries increasing to 97% and 93% respectively.

  Stacking at the heap leach facility increased to 10,155 tonnes per day, a 14% increase over the previous quarter. Grades to the heap leach facility are expected to increase over the next four months as mining activities move closer to the higher grade core of the pit.

El Chanate

  Late completion of phase 6 leach pads delayed the commencement of leaching and deferred metal ounces produced in the quarter. These areas have since been placed under irrigation and are currently producing in line with expectations.

  Additional upgrades, including replacing 8” diameter water distribution pipes with 16” diameter pipes, is nearing completion that will allow the Company to increase the area under leach to over 80% by the end of the year.

  Crushing and stacking rates increased to approximately 20,080 tonnes per day with an additional 11,697 tonnes per day of run-of-mine ores, a combined increase of 40% over Q2 2011.

Corporate Highlights

  On July 13, 2012 the Company closed the sale of the El Cubo mine and the Guadalupe y Calvo project that included a cash payment of $100 million, $100 million in equity shares of Endeavour Silver.

  On May 4, 2012, the Company completed the divestment of the Stawell and Fosterville mines for a cash payment of CDN$55 million.

  On April 25, 2012, the Company’s revolving credit facility was expanded to $250 million.

Adjusted Net Earnings

Adjusted Net Earnings Reconciliation
(in thousands, except per share metrics)	Quarter Ended June 30, 2012	Quarter Ended June 30, 2011	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Net earnings from continuing operations	$14,947	$28,859	$20,339	$48,433
Adjustments:
Unrealized foreign exchange (gain) / loss	($6,539)	$574	$6,537	$770
Net realizable value adjustment on Ocampo ore-in-process heap leach inventory	$14,336	-	$14,336	-
Fair value adjustment on option component of convertible senior notes	($9,618)	-	$4,184	-
Unrealized and realized loss / (gain) on investments	$2,590	($3,060)	$2,951	($2,570)
Unrealized (gain) / loss on derivative liabilities	($896)	$2,017	($1,193)	$2,017
Loss on the extinguishment of debt	$2,406	-	$2,406	-
Acquisition-related costs	-	$8,673	-	$9,360
Impairment charge	$1,537	-	$1,537	-
Tax effect of adjustments	($4,987)	$442	($4,987)	$442
Adjusted net earnings from continuing operations	$13,776	$37,505	$46,110	$58,452
Adjusted net earnings from continuing operations per share	$0.05	$0.22	$0.16	$0.38

Net earnings from discontinued operations	$7,137	($4,336)	$3,098	($12,124)
Adjustments:
Impairment charge	-	-	$22,857	-
Mine standby costs	-	$3,591	-	$11,146
Loss on disposal of Australian operations	$1,736	-	$1,736	-
Unrealized foreign exchange (gain) / loss	($910)	$729	$4,931	$2,295
Tax effect of adjustments	($229)	($1,005)	($229)	($3,120)
Adjusted net earnings from discontinued operations	$7,734	($1,021)	$32,393	($1,803)
Adjusted net earnings from discontinued operations per share	$0.03	($0.00)	$0.11	($0.01)

Adjusted net earnings	$21,510	$36,484	$78,503	$56,649
Adjusted net earnings per share	$0.08	$0.22	$0.28	$0.37

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, and net free cash flow in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS” or “GAAP”). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and net free cash flow are reconciled to the Company’s financial statements on page 26 of the Company’s Management’s Discussion and Analysis.

Adjusted net earnings is comprised of net earnings from both continuing and discontinued operations, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on investments and derivative liabilities, and other non-recurring items do not reflect the underlying operating performance of the Company’s core mining business in the current period and are not necessarily indicative of future operating results.

Financial Statements and Management’s Discussion and Analysis

The interim financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.auricogold.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at www.sec.gov/edgar.shtml (“Edgar”).

Conference Call Details

A webcast and conference call will be held on Monday, August 13, 2012 starting at 10:00 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access:

Canada & U.S. Toll Free:	1-888- 231- 8191
International & Toronto:	1-647- 427- 7450

Conference Call Live Webcast:

The conference call will be broadcast live on the internet via webcast.

To access the webcast, please follow the link below:
http://www.newswire.ca/en/webcast/detail/976025/1049671

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, August 20, 2012 by dialing the appropriate number below:

Local Toronto Participants: 1- 416-849-0833	Passcode: #82941091
North America Toll Free: 1- 855-859- 2056	Passcode: #82941091

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:
http://www.newswire.ca/en/webcast/detail/976025/1049671

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of three high quality mines and projects in North America that have significant production growth and exploration potential. AuRico’s core operations include the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State and the Young-Davidson gold mine in northern Ontario that is expected to declare commercial production in August of 2012. AuRico is currently focused on organic expansion and optimization of the core asset base that will support production growth to upwards of 530,000 gold equivalent ounces in 2014. AuRico’s strong project pipeline also includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; delays at the Young-Davidson project; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, El Chanate and Ocampo mines and may not perform as planned; the ability to realize the perceived benefits from the acquisition of Capital Gold and Northgate and from the divestiture of the Stallwell, Fosterville and El Cubo mines; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by, the company; and the ability of the company to successfully integrate acquisitions. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this second quarter report are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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